Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue	Telephone +1 212–325–5200
New York, NY 10010	Fax +1 212–325–6665
USA

Media Release

Credit Suisse AG Reduces The Daily Investor Fee Factor For Its VIIX ETNs

New York, January 7, 2019

Credit Suisse AG announced today that, effective at the open of trading on January 14, 2019, it will reduce the Daily Investor Fee Factor for its VelocityShares™ VIX Short Term ETNs (“VIIX” or the “ETNs”) as follows:

	Current	New
Daily Investor Fee Factor	0.75%	0.70%

The Daily Investor Fee Factor is used to calculate the Daily Investor Fee, which in turn reduces the Closing Indicative Value on each calendar day. The Daily Investor Fee reduces the return (or increases the loss, as applicable) on the ETNs, as set forth in the Pricing Supplement for the ETNs accompanying this media release. On any calendar day, the Daily Investor Fee for the ETNs will be equal to the product of (1) the Closing Indicative Value of the ETNs on the immediately preceding calendar day times (2) the Daily ETN Performance of the ETNs on the calculation day times (3)(a) the Daily Investor Fee Factor divided by (b) 365. Once the Daily Investor Fee Factor is reduced, Credit Suisse AG may not, without the consent of each affected holder as set forth in the Prospectus, increase the Daily Investor Fee Factor.

Credit Suisse AG also announced that it will continue to waive the creation fee with respect to new issuances of VIIX. Notwithstanding the foregoing, Credit Suisse AG may reinstate the creation fee at any time in the future and if so reinstated, may from time to time increase or decrease such fee without notice to the public.

The ETNs are senior medium-term notes of Credit Suisse AG, the return on which is linked to the performance, before fees and expenses, of the S&P 500 VIX Short-Term Futures™ Index ER (the “Index”). The Index is designed to provide investors with exposure to one or more futures contracts on the CBOE Volatility Index® (the “VIX Index”). The Index targets a constant weighted average futures contracts maturity of one month.

None of the other exchange traded notes issued by Credit Suisse AG are affected by this announcement.

The ETNs are subject to fees. If the level of the Index decreases or does not increase sufficiently to offset the sum of the Daily Investor Fees (and in the case of Early Redemption, the Early Redemption Charge) over the term of the ETNs, the payment on the ETNs will be less than the initial investment amount of the ETNs at maturity, upon early redemption or acceleration of the ETNs.

The ETNs are intended to be trading tools for sophisticated investors to manage daily trading risks. They are designed to achieve their stated investment objectives on a daily basis, but their performance over longer periods of time can differ significantly from their stated daily objectives. The ETNs are riskier than securities that have intermediate or long-term investment objectives, and may not be suitable for investors who plan to hold them for longer than one day. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in volatility indices and of seeking inverse or leveraged investment results, as applicable. Investors should actively and frequently monitor their investments in the ETNs, even intra-day.

Media Release January 7, 2019 Page 2 / 2

An investment in the ETNs involves significant risks. For further information regarding these risks, please see the section entitled “Risk Factors” in the Pricing Supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this media release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated June 30, 2017 and the Prospectus dated June 30, 2017 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and the ETNs. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

Pricing Supplement for VIIX dated August 10, 2018:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318009562/dp94447_424b2-a54.htm

Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne @credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). Our strategy builds on Credit Suisse’s core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45,560 people. The registered shares (CSGN) of Credit Suisse AG’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.